UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM
6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934
For the month of
September
2025
Commission File Number 001-41095

I
MPERIAL PETROLEUM INC.
(Translation of registrant’s name into English)

331 Kifissias Avenue Erithrea 14561 Athens, Greece
(Address of principal executive office)

Indicate by check mark
whether
the registrant files or will file
annual reports under cover of Form 20-F or Form 40-F.
Form 20-F ☒   Form 40-F ☐

Table of Contents
EXHIBIT INDEX

99.1	Management’s Discussion and Analysis of Financial Condition and Results of Operations and Consolidated Financial Statements for the Six Months Ended June 30, 2024 and 2025

101.INS	Inline XBRL Instance Document

101.SCH	Inline XBRL Taxonomy Extension Schema

101.CAL	Inline XBRL Taxonomy Extension Calculation Linkbase

101.DEF	Inline XBRL Taxonomy Extension Definition Linkbase

101.LAB	Inline XBRL Taxonomy Extension Label Linkbase

101.PRE	Inline XBRL Taxonomy Extension Presentation Linkbase

104	Cover Page Interactive Data File (formatted as Inline XBRL and contained in Exhibit 101).
*****
This report
on Form 6-K, including
exhibit 99.1 hereto, is hereby incorporated by reference into the Company’s Registration Statement on Form F-3 (Reg. No. 333-268663), Post
Effective Amendment No. 1
to Form F-1 on Form F-3 Registration
Statement (Reg. No. 333-266031) and
Registration Statements
on Form S-8 (Reg. Nos. 333-275745 and 333-278813), including the prospectuses contained therein.

Table of Contents
SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Date: September 29, 2025

IMPERIAL PETROLEUM INC.

By:	/s/ Ifigeneia Sakellari
Name:	Ifigeneia Sakellari
Title:	Chief Financial Officer